Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 103-A-I dated November 21, 2008	Term Sheet to Product Supplement No. 103-A-I Registration Statement No. 333-133353 Dated December 3, 2008; Rule 433

Structured Investments	JPMorgan Chase & Co.
$
Notes Linked to a Weighted Basket of Three Return Enhanced
Components, Consisting of the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index and the TOPIX® Index due March 9, 2009

General

  The notes are designed for investors who seek a return of three times the appreciation of each underlying in a weighted diversified basket of three international return enhanced components, consisting of the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index and the TOPIX® Index, each of which is subject to a different maximum return as described below, at maturity. Investors should be willing to forgo interest and dividend payments and, if any Component Underlying declines, be willing to lose some or all of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing March 9, 2009†.
  Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof.
  The notes are expected to price on or about December 4, 2008 and are expected to settle on or about December 9, 2008.

Key Terms
Basket/Basket Components:

The notes are linked to a weighted basket consisting of three return enhanced components (each a “Basket Component,” and together, the “Basket Components”), each linked to an international index (each a “Component Underlying,” and together, the “Component Underlyings”) as set forth below:

Component Underlying	Component Weighting	Upside Leverage Factor	Maximum Return*

Dow Jones EURO STOXX 50® Index	55%	3	13.50%
FTSE™ 100 Index	25%	3	13.80%
TOPIX® Index	20%	3	16.05%

* The actual Maximum Return for each Basket Component will be set on the pricing date and will not be less than the applicable percentage set forth in the table above. The maximum payment at maturity, based on the percentages set forth above, is $1,140.85 per $1,000 principal amount note.

Payment at Maturity:

The amount you will receive at maturity is based on the Basket Return, which in turn is based on the performance of the Basket Components. At maturity, your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Basket Return)
Basket Return:	The sum of the products of (a) the Component Return of each Basket Component and (b) the Component Weighting of such Basket Component.
Component Return:	With respect to each Basket Component, the Component Return will be calculated as follows:
Ending Underlying Level	Component Return

is greater than the Starting Underlying Level	Underlying Return x upside leverage factor, subject to the Maximum Return
is equal to the Starting Underlying Level	0
is less than the Starting Underlying Level	Underlying Return

Your investment will be fully exposed to any decline in the Basket Components. For each Basket Component, if the Ending Underlying Level for the applicable Component Underlying declines from the Starting Underlying Level for such Component Underlying, your return on the notes at maturity may be adversely affected and you may lose some or all of your investment at maturity.

Maximum Return:

With respect to a Basket Component, a percentage that we will determine on the pricing date and that will not be less than the respective percentage set forth above under “Basket/Basket Components.” For example, if the Underlying Return for the Dow Jones EURO STOXX 50® Index is more than 4.50%, the applicable Component Return will be equal to the applicable Maximum Return, or 13.50%*.

Underlying Return:	With respect to each Component Underlying, the performance of the Component Underlying from the Starting Underlying Level to the Ending Underlying Level, calculated as follows:
Ending Underlying Level – Starting Underlying Level Starting Underlying Level
Starting Underlying Level:	With respect to each Component Underlying, the Index closing level on the pricing date.
Ending Underlying Level:	With respect to each Component Underlying, the arithmetic average of the Index closing levels on each of the Ending Averaging Dates.
Ending Averaging Dates†:	February 26, 2009, February 27, 2009, March 2, 2009, March 3, 2009 and March 4, 2009
Maturity Date†:	March 9, 2009
CUSIP:
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 103-A-I.

Investing in the Notes Linked to a Basket Consisting of Return Enhanced Components involves a number of risks. See “Risk Factors” beginning on page PS-9 of the accompanying product supplement no. 103-A-I and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 103-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	Please see “Supplemental Plan of Distribution” in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

JPMorgan

December 3, 2008

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 103-A-I dated November 21, 2008. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 103-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 103-A-I dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005680/e33592_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

What Is the Underlying Return for Each Component Underlying and the Corresponding Component Return for Each Basket Component Assuming a Range of Performance for Each Component Underlying?

The following table illustrates the hypothetical Underlying Return for each Component Underlying and the corresponding Component Return for each Basket Component. The hypothetical Underlying Returns and Component Returns set forth below assume a Starting Underlying Level of 2350, 4150 and 800 for the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index and the TOPIX® Index, respectively, and a Maximum Return of 13.50%, 13.80% and 16.05% for the Basket Components linked to the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index and the TOPIX® Index, respectively. The hypothetical Underlying Returns and Component Returns set forth below are for illustrative purposes only and may not be the actual Underlying Returns and Component Returns applicable to a purchaser of the notes. The numbers appearing in the following table have been rounded for ease of analysis.

Dow Jones EURO STOXX 50® Index			FTSE™ 100 Index			TOPIX® Index

Ending Underlying Level	Underlying Return	Component Return	Ending Underlying Level	Underlying Return	Component Return	Ending Underlying Level	Underlying Return	Component Return

4230.00	80.00%	13.50%	7470.00	80.00%	13.80%	1440.00	80.00%	16.05%
3877.50	65.00%	13.50%	6847.50	65.00%	13.80%	1320.00	65.00%	16.05%
3525.00	50.00%	13.50%	6225.00	50.00%	13.80%	1200.00	50.00%	16.05%
3290.00	40.00%	13.50%	5810.00	40.00%	13.80%	1120.00	40.00%	16.05%
3055.00	30.00%	13.50%	5395.00	30.00%	13.80%	1040.00	30.00%	16.05%
2820.00	20.00%	13.50%	4980.00	20.00%	13.80%	960.00	20.00%	16.05%
2585.00	10.00%	13.50%	4565.00	10.00%	13.80%	880.00	10.00%	16.05%
2455.75	4.50%	13.50%	4340.90	4.60%	13.80%	842.80	5.35%	16.05%
2444.00	4.00%	12.00%	4316.00	4.00%	12.00%	832.00	4.00%	12.00%
2397.00	2.00%	6.00%	4233.00	2.00%	6.00%	816.00	2.00%	6.00%
2350.00	0.00%	0.00%	4150.00	0.00%	0.00%	800.00	0.00%	0.00%
2232.50	-5.00%	-5.00%	3942.50	-5.00%	-5.00%	760.00	-5.00%	-5.00%
2115.00	-10.00%	-10.00%	3735.00	-10.00%	-10.00%	720.00	-10.00%	-10.00%
1880.00	-20.00%	-20.00%	3320.00	-20.00%	-20.00%	640.00	-20.00%	-20.00%
1645.00	-30.00%	-30.00%	2905.00	-30.00%	-30.00%	560.00	-30.00%	-30.00%
1410.00	-40.00%	-40.00%	2490.00	-40.00%	-40.00%	480.00	-40.00%	-40.00%
1175.00	-50.00%	-50.00%	2075.00	-50.00%	-50.00%	400.00	-50.00%	-50.00%
940.00	-60.00%	-60.00%	1660.00	-60.00%	-60.00%	320.00	-60.00%	-60.00%
705.00	-70.00%	-70.00%	1245.00	-70.00%	-70.00%	240.00	-70.00%	-70.00%
470.00	-80.00%	-80.00%	830.00	-80.00%	-80.00%	160.00	-80.00%	-80.00%
235.00	-90.00%	-90.00%	415.00	-90.00%	-90.00%	80.00	-90.00%	-90.00%
0.00	-100.00%	-100.00%	0.00	-100.00%	-100.00%	0.00	-100.00%	-100.00%

JPMorgan Structured Investments — Notes Linked to a Weighted Basket of Three Return Enhanced Components, Consisting of the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index and the TOPIX® Index	TS-1

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payment at maturity is calculated under various hypothetical circumstances. You should review the following examples in conjunction with the hypothetical table set forth on the previous page, including the underlying assumptions described on the previous page. The hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: The level of the Dow Jones EURO STOXX 50® Index increases from a Starting Underlying Level of 2350 to an Ending Underlying Level of 2444, the FTSE™ 100 Index increases from a Starting Underlying Level of 4150 to an Ending Underlying Level of 4233, and the level of the TOPIX® Index increases from a Starting Underlying Level of 800 to an Ending Underlying Level of 832. Because the Ending Underlying Level of each Component Underlying is greater than its Starting Underlying Level, and each of the Underlying Return of 4.00% for the Dow Jones EURO STOXX 50® Index, 2.00% for the FTSE™ 100 Index and 4.00% for the TOPIX® Index, each multiplied by 3, does not exceed the applicable Maximum Return of 13.50%, 13.80% and 16.05%, respectively, the Basket Return is calculated as follows:

[(4% x 3) x 55%] + [(2% x 3) x 25%] + [(4% x 3) x 20%] = 10.50%

Accordingly, the investor receives a payment at maturity of $1,105.00 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 10.50%) = $1,105.00

Example 2: The level of the Dow Jones EURO STOXX 50® Index increases from a Starting Underlying Level of 2350 to an Ending Underlying Level of 2585, the FTSE™ 100 Index increases from a Starting Underlying Level of 4150 to an Ending Underlying Level of 5395, and the level of the TOPIX® Index increases from a Starting Underlying Level of 800 to an Ending Underlying Level of 1120. Because the Ending Underlying Level of each Component Underlying is greater than its Starting Underlying Level, and each of the Underlying Return of 10.00% for the Dow Jones EURO STOXX 50® Index, 30.00% for the FTSE™ 100 Index and 40.00% for the TOPIX® Index, each multiplied by 3, exceeds the applicable Maximum Return of 13.50%, 13.80% and 16.05%, respectively, the Basket Return is calculated as follows:

(13.50% x 55%) + (13.80% x 25%) + (16.05% x 20%) = 14.085%

Accordingly, the investor receives a payment at maturity of $1,140.85 per $1,000 principal amount note, which reflects the maximum payment at maturity, calculated as follows:

$1,000 + ($1,000 x 14.085%) = $1,140.85

Example 3: The level of the Dow Jones EURO STOXX 50® Index increases from a Starting Underlying Level of 2350 to an Ending Underlying Level of 2585, the FTSE™ 100 Index increases from a Starting Underlying Level of 4150 to an Ending Underlying Level of 4233, and the level of the TOPIX® Index increases from a Starting Underlying Level of 800 to an Ending Underlying Level of 832. Because the Ending Underlying Level of each Component Underlying is greater than its Starting Underlying Level, and the Underlying Return of 10.00% for the Dow Jones EURO STOXX 50® Index multiplied by 3 exceeds the applicable Maximum Return of 13.50%, while each of the Underlying Return of 2.00% for the FTSE™ 100 Index and 4.00% for the TOPIX® Index, each multiplied by 3, does not exceed the applicable Maximum Return of 13.80% and 16.05%, respectively, the Basket Return is calculated as follows:

(13.50% x 55%) + [(2% x 3) x 25%] + [(4% x 3) x 20%] = 11.325%

Accordingly, the investor receives a payment at maturity of $1,113.75 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 11.375%) = $1,113.25

Example 4: The level of the Dow Jones EURO STOXX 50® Index decreases from a Starting Underlying Level of 2350 to an Ending Underlying Level of 1645, the FTSE™ 100 Index decreases from a Starting Underlying Level of 4150 to an Ending Underlying Level of 3320, and the level of the TOPIX® Index decreases from a Starting Underlying Level of 800 to an Ending Underlying Level of 480. Because the Ending Underlying Level of each Component Underlying is less than its Starting Underlying Level, the Basket Return is calculated as follows:

(-30% x 55%) + (-20% x 25%) + (-40% x 20%) = -29.50%

Accordingly, the investor receives a payment at maturity of $705.00 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x -29.50%) = $705.00

Example 5: The level of the Dow Jones EURO STOXX 50® Index increases from a Starting Underlying Level of 2350 to an Ending Underlying Level of 2444, the FTSE™ 100 Index decreases from a Starting Underlying Level of 4150 to an Ending Underlying Level of 3320, and the level of the TOPIX® Index decreases from a Starting Underlying Level of 800 to an Ending Underlying Level of 560. Because the Ending Underlying Level of the Dow Jones EURO STOXX 50® Index is greater than its Starting Underlying Level, and the Underlying Return of 4.00% multiplied by 3 does not exceed the applicable Maximum Return of 13.50%, and the Ending Underlying Level of each of the other Component Underlyings is less than its Starting Underlying Level, the Basket Return is calculated as follows:

[(4% x 3) x 55%] + (-20% x 25%) + (-30% x 20%) = -4.40%

Accordingly, the investor receives a payment at maturity of $956.00 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x -4.40%) = $956.00

JPMorgan Structured Investments — Notes Linked to a Weighted Basket of Three Return Enhanced Components, Consisting of the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index and the TOPIX® Index	TS-2

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Underlying Return for each Component Underlying by three, up to the Maximum Return of 13.50% for the Dow Jones EURO STOXX 50® Index, 13.80% for the FTSE™ 100 Index and 16.05% for the TOPIX® Index. Accordingly, the maximum payment at maturity is $1,140.85 for every $1,000 principal amount note. The actual Maximum Total Return for each Basket Component will be set on the pricing date and will not be less than 13.50%, 13.80% and 16.05%, respectively. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  DIVERSIFICATION AMONG THE COMPONENT UNDERLYINGS — Because the Basket Component linked to the Dow Jones EURO STOXX 50® Index makes up 55% of the Basket, we expect that generally the market value of your notes and your payment at maturity will depend significantly on the performance of the Dow Jones EURO STOXX 50® Index.
  The return on the notes is linked to a weighted basket consisting of three return enhanced components, each linked to the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index and the TOPIX® Index, respectively. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The Dow Jones EURO STOXX 50® Index and STOXX® are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland, and/or Dow Jones & Company, Inc., a Delaware corporation, New York, USA (the “Licensors”), which are used under license. The notes are in no way sponsored, endorsed, sold or promoted by the Licensors and neither of the Licensors shall have any liability with respect thereto. The FTSE™ 100 Index measures the composite price performance of stocks of the largest 100 companies (determined on the basis of market capitalization) traded on the London Stock Exchange. The TOPIX® Index consists of all common stocks listed on the First Section of the Tokyo Stock Exchange (the “TSE”) that have an accumulative length of listing of at least six months. The TOPIX® Index is a weighted index, the component stocks of which are reviewed and selected every six months, with the market price of each component stock multiplied by the number of shares listed. For additional information about each Component Underlying, see the information set forth under “The Dow Jones EURO STOXX 50® Index,” “The FTSE™ 100 Index” and “The TOPIX® Index” of the accompanying product supplement no. 103-A-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 103-A-I.  Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes.  Assuming this characterization is respected, the gain or loss on your notes should be treated as short-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price.  However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected.  In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.
  Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell regarding the material U.S. federal income tax treatment of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket, the Basket Components, the Component Underlyings or any of the component stocks of the Component Underlyings. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 103-A-I dated November 21, 2008.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Component Underlyings and will depend on whether, and the extent to which, the Underlying Return is positive or negative. Your investment will be fully exposed to any decline in the Ending Underlying Level for any Component Underlying as compared to the Starting Underlying Level.

JPMorgan Structured Investments — Notes Linked to a Weighted Basket of Three Return Enhanced Components, Consisting of the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index and the TOPIX® Index	TS-3
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  THE COMPONENT RETURN FOR EACH BASKET COMPONENT IS LIMITED TO THE APPLICABLE MAXIMUM RETURN — If the Ending Underlying Level of a Component Underlying is greater than its Starting Underlying Level, the Component Return for the Basket Component linked to such Component Underlying will not exceed a predetermined percentage, regardless of the appreciation in the Component Underlying, which may be significant. We refer to this percentage for each Basket Component as a Maximum Return, which will be set on the pricing date and will not be less than 13.50%, 13.80% and 16.05% for the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index and the TOPIX® Index, respectively. Assuming the Maximum Return for each Basket Component is equal to the applicable percentage set forth in the immediately preceding sentence, your payment at maturity will not exceed $1,140.85 for each $1,000 principal amount note.
  CHANGES IN THE VALUES OF THE COMPONENT UNDERLYINGS MAY OFFSET EACH OTHER — Price movements in the Component Underlyings may not correlate with each other. At a time when the value of one or more of the Component Underlyings increases, the value of the other Component Underlyings may not increase as much or may even decline. Therefore, in calculating the Basket Return, increases in the value of one or more of the Component Underlyings may be moderated, or more than offset, by lesser increases or declines in the level(s) of the other Component Underlying or Component Underlyings. For example, assuming the Maximum Return for each Basket Component is equal to the applicable percentage set forth on the front cover of this term sheet, the negative Component Return resulting from a 20% decline in the Ending Underlying Level of the Dow Jones EURO STOXX 50® Index, as compared to its Starting Underlying Level, would more than offset the positive Component Returns resulting from any and all appreciation in both the FTSE™ 100 Index and the TOPIX® Index, which appreciation may be significant.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO PERIODIC INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive periodic interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing any of the Component Underlyings would have.
  NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies upon which the stocks underlying each Component Underlying are based, although any currency fluctuations could affect the performance of the Basket. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Component Underlyings on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Component Underlyings;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Component Underlyings;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and volatility of the exchange rate between the U.S. dollar, the European Union euro, the British pound and the Japanese yen; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Notes Linked to a Weighted Basket of Three Return Enhanced Components, Consisting of the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index and the TOPIX® Index	TS-4

Historical Information

The following graphs show the historical weekly performance of the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index and the TOPIX® Index from January 3, 2003 through November 28, 2008. The Index closing level of the Dow Jones EURO STOXX 50® Index on December 2, 2008 was 2369.52. The Index closing level of the FTSE™ 100 Index on December 2, 2008 was 4169.96. The Index closing level of the TOPIX® Index on December 2, 2008 was 799.19.

We obtained the various Index closing levels of the Component Underlyings below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels of each Component Underlying should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level of any Component Underlying on any of the Ending Averaging Dates. We cannot give you assurance that the performance of the Component Underlyings will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission, which includes structuring and development fees, exceed $7.50 per $1,000 principal amount note. See “Plan of Distribution” beginning on page PS-73 of the accompanying product supplement no. 103-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $7.50 per $1,000 principal amount note.

JPMorgan Structured Investments — Notes Linked to a Weighted Basket of Three Return Enhanced Components, Consisting of the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index and the TOPIX® Index	TS-5